082-35716

MAYER•BROWN

Mayer Brown LLP
1909 K Street, N.W.
Washington, D.C. 20006-1101

Main Tel (202) 263-3000
Main Fax (202) 263-3300
www.mayerbrown.com

Elizabeth A. Hennigan
Direct Tel (202) 263-3467
ehennigan@mayerbrown.com

August 26, 2008

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re: Ongoing Compliance with Rule 12g3-2(b)
Exemption for Bank Leumi

SUPPL

Dear Sir or Madam:

Bank Leumi le-Israel B.M. ("Bank Leumi") filed an application with the U.S. Securities and Exchange Commission regarding an exemption from the ongoing reporting requirements of the U.S. Securities Act of 1934, as amended pursuant to Rule 12g3-2(b) thereunder. Pursuant to this exemption, enclosed please find the translations of an Immediate Report of Leumi Card Ltd.'s Financial Statements, dated August 21, 2008, and an Immediate Report of clarification regarding Bank Leumi's investment portfolio, dated August 25, 2008.

Sincerely,

Elizabeth A. Hennigan
Practice Group Assistant

Enclosures

dw 8/29

Furnished pursuant to Rule 12g3-2(b)
Bank Leumi le-Israel B.M.
File No. 02-35116

Summary Translation of Immediate Report

Bank Leumi le-Israel B.M.

Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

21 August 2008

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report

Nature of the Event: Leumi Card – Financial Statements

Bank Leumi le-Israel B.M. announces that its subsidiary, Leumi Card Ltd., published its financial statements for the first half of 2008.

- Net profit in the first half of 2008 increased by 91% compared with the corresponding period in 2007, and amounted to NIS 82 million. Net profit in the second quarter of 2008 grew by 92% compared with the corresponding quarter in 2007, and amounted to NIS 50 million.

- Operating profit in the first half of 2008 amounted to NIS 65 million, an increase of 51% compared with the corresponding period in 2007. Operating profit in the second quarter of 2008 amounted to NIS 33 million, an increase of 27% compared with the corresponding quarter in 2007.

- Total income in the first half of 2008 amounted to NIS 378 million, an increase of 19% compared with the corresponding period in 2007. Total income in the second quarter of 2008 amounted to NIS 196 million, an increase of 20% compared with the corresponding period in 2007.

- The scope of credit card transactions amounted to NIS 20.03 billion in the first half of 2008, an increase of 15% compared with the corresponding period in 2007. The scope of acquiring services to businesses amounted to NIS 19.74 billion in the first half of 2008, an increase of 16% compared with the corresponding period in 2007.

- The scope of credit, including discounting services, reached NIS 1.535 billion at the end of the first half of 2008, an increase of 42% compared with the corresponding period in 2007. The balance of private credit in the first half of 2008 amounted to NIS 801 million, an increase of 49% compared with the corresponding period in 2007. This balance

includes NIS 678 million in respect of non-bank affiliated revolving credit cards bearing the "Multi" brand. The balance of commercial credit, including discounting services, amounted to NIS 734 million on 30 June 2008 (of which NIS 423 million is from discounting services), an increase of 36% compared with the corresponding period in 2007.

- The aggregate number of cards reached 1.558 million on 30 June 2008, an increase of 12% compared with the corresponding period in 2007. The number of active cards of the company reached 1.326 million (85% of all cards), an increase of 11% compared with the corresponding period in 2007. Of aggregate cards, some 200,000 were MasterCard cards.

- The number of non-bank affiliated cards amounted to 349,000 on 30 June 2008, an increase of 45% compared with the corresponding period in 2007. The number of active cards (80% of all non-bank affiliated cards) reached 279,000,

- Return on equity reached 59% in the first half of 2008, with the return on equity from operating profit amounting to 45%.

- Profit from net interest income before provisions for doubtful debts in the first half of 2008 amounted to NIS 42 million, an increase of 83% compared with the corresponding period in 2007. Provisions for doubtful debts amounted to NIS 8 million, similar to the provision in the corresponding period in 2007.

- The capital adequacy ratio reached 19% on 30 June 2008.

Date and time at which the corporation first became aware of the event or matter:
20 August 2008 at 17:00.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

Furnished pursuant to Rule 12g3-2(b)
Bank Leumi le-Israel B.M.
File No. 02-35116

Translation of Immediate Report

Bank Leumi le-Israel B.M.

Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

25 August 2008

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report

Nature of the Event: Clarification regarding the Bank's Investment Portfolio

Bank Leumi le-Israel B.M. (the "Bank") announces that following articles that appeared in the media on 24 August 2008 regarding the Bank's investment portfolio, the Bank clarifies as follows:

During the second quarter of 2008, an amount will be charged to the profit and loss statement, from the capital fund for adjustments in respect of securities available for sale, in the amount of some NIS 82 million before tax – some NIS 52 million after tax – in respect of investments of the Bank in SCDO type securities.

The amount is not material to the Bank.

The Financial Statements of the Bank as at 30 June 2008 will be published on 27 August 2008.

Date and time at which the corporation first became aware of the event or matter:
24 August 2008 at 19:00.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

END